Consent of Independent Registered Public Accounting Firm

The Board of Directors of IAMGOLD Corporation

We consent to the use of:

  our Report of Independent Registered Public Accounting Firm dated February 19, 2020, addressed to the shareholders and directors of IAMGOLD Corporation (the "Company"), on the consolidated financial statements of the Company which are comprised of the consolidated balance sheets of the Company as at December 31, 2109 and 2018, the related consolidated statements of earnings (loss), comprehensive income (loss), changes in equity and cash flows for each of the years then ended, and the related notes; and

  our Report of Independent Registered Public Accounting Firm dated February 19, 2020 on the effectiveness of internal controls over financial reporting as of December 31, 2019,

each of which is included in this annual report on Form 40-F of the Company for the year ended December 31, 2019.

We also consent to the incorporation by reference of such reports in the Registration Statements No. 333-223646 on Form F-10 and No. 333-142127 on Form S-8 of IAMGOLD Corporation.

Chartered Professional Accountants, Licenced Public Accountants

February 19, 2020
Toronto, Canada